FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2005

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1	Press release dated September 14, 2005 entitled, “Santander Consumer Acquires Control of Interbanco and Integrates its Business in Portugal with SAG.”

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Item 1

Press Release

SANTANDER CONSUMER ACQUIRES CONTROL
OF INTERBANCO AND INTEGRATES ITS BUSINESS
IN PORTUGAL WITH SAG

Santander Consumer will acquire 50.001% of Interbanco for EUR 110 million and form an alliance with SAG, Interbanco’s other shareholder.

Interbanco will integrate with Hispamer Portugal and Santander Consumer will hold a 60% stake in the combined company and SAG the remaining 40%. The new company will be the leader in auto financing in Portugal.

Santander Consumer and SAG will combine their operational car leasing businesses in Spain and Portugal in a new company that will assume their assets in this segment.

Madrid, September 14, 2005 -Santander Consumer, of Grupo Santander, and SAG (Soluções Automóvel Globlais) of Portugal have reached an agreement to form an alliance to jointly carry out consumer and vehicle financing in Portugal, as well as operational car leasing in Spain and Portugal.

In the first stage of this agreement, SAG will exercise its right of first refusal on the 50.001% of the capital of Interbanco that it does not already own. SAG will notify BCP, which owns this stake, that it is exercising this right and that Santander Consumer will acquire the stake under the same terms BCP had agreed for its sale to Société Générale. Santander Consumer will pay EUR 110 million for this stake. Interbanco ended 2004 with assets of EUR 700 million.

Following this acquisition, Santander Consumer and SAG will combine their consumer and vehicle finance businesses through the integration of Interbanco and Hispamer Portugal. Santander Consumer will hold 60% of the capital of the combined company and SAG the remaining 40%. The new company will be the market leader in auto financing in Portugal.

In addition, both companies will combine in a new company their operational car leasing businesses in Spain and Portugal to carry out this business in the Iberian peninsula. The shareholdings in this company will be identical to those of the Portuguese consumer and auto financing company: 60% Santander Consumer and 40% SAG. This alliance in operational car leasing may also be extended to other markets.

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The final terms of these transactions are pending a valuation of the assets involved by an independent company, taking into account the respective 60% and 40% stakes of Santander Consumer and SAG. The agreement is subject to the approval of regulatory authorities.

Santander Consumer is the Grupo Santander unit that specialises in consumer finance, with a presence in 12 European countries including Spain, Germany, Italy, Poland and Portugal. With 5,051 employees and 255 branches, Santander Consumer finances 900,000 new and used automobiles a year. At the end of June 2005, Santander Consumer had assets of EUR 35.425 million. The unit registered net attributable income of EUR 237 million in the first half, an increase of 45.8%.

Comunicación Externa. Ciudad Grupo Santander – Edif. Arrecife, 2ª Planta. 28660 Boadilla del Monte (Madrid). Tel. 34 91 289 5211. Fax 34 91 257 1039

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SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: September 15, 2005	By:	/s/ José Antonio Alvarez

		Name:	José Antonio Alvarez
		Title:	Executive Vice President